[Letterhead of E-House (China) Holdings Limited]

August 26, 2014

VIA EDGAR

Kevin Woody, Accounting Branch Chief

Shannon Sobotka, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-House (China) Holdings Limited (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (“2013 20-F”)
Filed April 23, 2014
File No. 001-33616

Dear Mr. Woody and Ms. Sobotka:

This letter sets forth the Company’s response to the comments contained in the letter dated July 23, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F.  The comments are repeated below and followed by the response thereto.

Form 20-F for the fiscal year ended December 31, 2013

Item 5.  Operating and Financial Review and Prospects, page 49

Share-based Compensation Expenses, page 53

1.                                    We note that $31.9 million of the total fair value of the CRIC replacement awards was included as a component of the consideration transferred in the merger with the remainder recorded as compensation expense. Please clarify how management determined that this accounting treatment was appropriate and how the allocation was derived. Cite all relevant accounting literature within your response.

The Company respectfully advises the Staff that it considered the following accounting literature under ASC 805, Business Combinations, when determining the treatment applicable to the CRIC replacement awards:

ASC 805-30

30-9 An acquirer may exchange its share-based payment awards for awards held by employees of the acquiree. This Topic refers to such awards as replacement awards. Exchanges of share options or other share-based payment awards in conjunction with a business combination are modifications of share-based payment awards in accordance with Topic 718. If the acquirer is obligated to replace the acquiree awards, either all or a portion of the fair-value-based measure of the acquirer’s replacement awards shall be included in measuring the consideration transferred in the business combination. The acquirer is obligated to replace the acquiree awards if the acquiree or its employees have the ability to enforce replacement. For example, for purposes of applying this requirement, the acquirer is obligated to replace the acquiree’s awards if replacement is required by any of the following:

a.              The terms of the acquisition agreement

b.              The terms of the acquiree’s awards

c.               Applicable laws or regulations.

30-11. To determine the portion of a replacement award that is part of the consideration transferred for the acquiree, the acquirer shall measure both the replacement awards granted by the acquirer and the acquiree awards as of the acquisition date in accordance with Topic 718. The portion of the fair-value-based measure of the replacement award that is part of the consideration transferred in exchange for the acquiree equals the portion of the acquiree award that is attributable to pre-combination service.

30-12 The acquirer shall attribute a portion of a replacement award to post-combination service if it requires post-combination service, regardless of whether employees had rendered all of the service required in exchange for their acquiree awards before the acquisition date. The portion of a non-vested replacement award attributable to post-combination service equals the total fair-value-based measure of the replacement award less the amount attributed to pre-combination service. Therefore, the acquirer shall attribute any excess of the fair-value-based measure of the replacement award over the fair value of the acquiree award to post-combination service.

In the Company’s case, it was obligated to replace CRIC’s awards according to the terms of the Merger Agreement, which requires that, as of the Effective Time of the merger with CRIC, the CRIC share incentive plan be terminated, and each CRIC award that is outstanding as of the Effective Time, whether vested or unvested, be assumed by the Company and converted into award(s) granted under the Company’s share incentive plan pursuant to the formula set forth in the Merger Agreement.

Accordingly, a portion of the fair-value-based measure of the Company’s replacement awards (i.e., the E-House awards that CRIC awards were converted into) was included as a component of the consideration transferred in the merger pursuant to ASC 805-30-30-9.

In determining the amount to be allocated to the merger consideration, the Company has also considered the implementation guidance provided by ASC 805-30-55, specifically the illustrative example in Case C of Example 2: Acquirer Replacement Awards:

ASC 805-30-55-17

The following Cases illustrate the guidance referred to in paragraph 805-30-55-6 for replacement awards that the acquirer was obligated to issue. The Cases assume that all awards are classified as equity and that the awards have only an explicit service period. As discussed in paragraphs 805-30-55-8 through 55-9, the acquirer also must take any implicit or derived service periods into account in determining the requisite service period for a replacement award. In these Cases, the acquiring entity is referred to as Acquirer and the acquiree is referred to as Target:

[…]

b. Awards that require post-combination services that are exchanged for acquiree awards for which employees:

1. Have rendered the required service as of the acquisition date (Case B)

2. Have not rendered all of the required service as of the acquisition date (Case C).

[…]

Case C: Post-combination Service Required, All Requisite Service for Acquiree Awards Not Rendered as of Acquisition Date

55-21 Acquirer exchanges replacement awards that require one year of post-combination service for share-based payment awards of Target for which employees had not yet rendered all of the required services as of the acquisition date. The fair-value-based measure of both awards is $100 at the acquisition date. When originally granted, the awards of Target had a requisite service period of four years. As of the acquisition date, the Target employees had rendered two years’ service, and they would have been required to render two additional years of service after the acquisition date for their awards to vest. Accordingly, only a portion of Target’s awards is attributable to pre-combination service.

55-22 The replacement awards require only one year of post-combination service. Because employees have already rendered two years of service, the total requisite service period is three years. The portion attributable to pre-combination services equals the fair-value-based measure of the acquiree award ($100) multiplied by the ratio of the pre-combination service period (2 years) to the greater of the total service period (3 years) or the original service period of Target’s award (4 years). Thus, $50 ($100 x 2 ÷ 4 years) is attributable to pre-combination service and therefore included in the consideration transferred for the acquiree. The remaining $50 is attributable to post-combination service and therefore recognized as compensation cost in Acquirer’s post-combination financial statements.

Following the above guidance, the Company has measured the amount to be allocated to the merger consideration as follows:

1.              Calculate the fair-value-based measure of the CRIC awards on the effective date of the merger to be $54.8 million.

2.              Determine the ratio of the pre-merger service period to the greater of the total service period of E-House awards or the original service period of the CRIC awards. The requisite service period of the CRIC awards is the same as the E-House awards.

3.              Applies the ratio calculated in (2) to the fair-value-based measure calculated in (1) above. The resulting value of $31.9 million is the amount attributable to pre-merger services and therefore included as a component of the consideration transferred in the merger.

4.              The difference between $54.8 million and $31.9 million is attributable to the post-merger services to be recognized as compensation expense over the remaining vesting period in E-House’s post-merger consolidated financial statements.

Year Ended December 31, 2013 compared to Year Ended December 31, 2012, page 66

2.                                    Please describe the primary drivers for the increases in revenues associated with your real estate information and consulting services and your other services reportable segments and include this information within future filings.

In response to the Staff’s comment, the Company has included in the referenced disclosure descriptions of primary drivers for the increase in revenues associated with the real estate information and consulting services and other services below (the revised portions are italicized and underlined) and undertakes to make similar disclosures  in future filings of its annual report on Form 20-F in substantially the same form:

Real Estate Information and Consulting Services. Revenues from real estate information and consulting services increased by 41% from $54.5 million in 2012 to $76.7 million in 2013, as a result of the increase in revenues from both information and consulting services.  The revenues from information services of 2013 were 27.7 million, an increase of 24% from $22.3 million of 2012, which was mainly attributable to the increased number of database subscribers to our CRIC real estate database. The revenues from consulting services of 2013 were $49.0 million, an increase of 52% from $32.2 million of 2012, which  was mainly attributable to the increased land-acquisition-related consulting services in 2013 compared to 2012, as a result of much more active land transactional activities for the Chinese real estate market in 2013 compared to 2012.

Other Services. Revenues from other services, including real estate promotional event and advertising services and real estate fund management, increased by 28% from $29.9 million in 2012 to $38.2 million in 2013. The increase was mainly attributable to the revenue increase from promotional event services. The revenues from promotional events services were $31.3 million, an increase of $4.6 million from $27.0 million of 2012, primarily as a result of higher average service fees charged for organized events in 2013 compared to 2012.

*              *              *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 21 6133-0808 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4863.

Very truly yours,

/s/ Bin Laurence
Bin Laurence
Chief Financial Officer

cc:           Xin Zhou, Co-Chairman and Chief Executive Officer, E-House (China) Holdings Limited

Li-Lan Cheng, Chief Operating Officer, E-House (China) Holdings Limited

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Lawrence Jin, Deloitte Touche Tohmatsu CPA LLP

Sean Bronson, Deloitte Touche Tohmatsu CPA LLP